Exhibit 3.1

Amendment No. 1

to

Second Amended and Restated Agreement of Limited Partnership

of Spectra Energy Partners, LP

This Amendment No. 1, dated July 2, 2015 (this “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership, dated as of November 1, 2013 (the “Partnership Agreement”), of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), is entered into and effectuated by Spectra Energy Partners GP, LLC, a Delaware limited liability company (the “Company”), in its capacity as the general partner of Spectra Energy Partners (DE) GP, LP, a Delaware limited partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Unless otherwise indicated, capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the Company has determined, in its individual capacity and its capacity as the general partner of the General Partner, that the following amendment to the Partnership Agreement does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 4.10(a)(ii) of the Partnership Agreement is hereby amended in its entirety to read as follows:

“(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.”

2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

3. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws.

4. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER

SPECTRA ENERGY PARTNERS (DE) GP, LP

By: SPECTRA ENERGY PARTNERS GP, LLC, its general partner

By:	/s/ Laura J. Buss Sayavedra
Laura J. Buss Sayavedra
Title:	Vice President and Treasurer

[Signature Page to Amendment No. 1 to

Second Amended and Restated Agreement of Limited Partnership

of Spectra Energy Partners, LP]